UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Differential Brands Group Inc.

(Exact name of the registrant as specified in its charter)

Delaware	0-18926	11-2928178
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1231 South Gerhart Avenue, Commerce, California	90022
(Address of principal executive offices)	(Zip code)

Michael Buckley (323) 890-1800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒           Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Form (“Form SD”) of Differential Brands Group Inc. (formerly Joe’s Jeans Inc.) (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2015 to December 31, 2015.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten, that originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (collectively with the DRC, the “Covered Countries”).

The Company’s principal business activity is the design, development and worldwide marketing of apparel products under the brand names Hudson®, operated by its subsidiary Hudson Clothing, LLC (the “Hudson Business”), and Robert Graham®, operated by its subsidiary RG Parent LLC and its respective subsidiaries (“Robert Graham”). The Hudson Business’s product line includes denim jeans, shorts, skirts, shirts and jackets. In addition to the products designed, developed and marketed by the Hudson Business during the 2015 calendar year, this Form SD covers the products of the Company’s business operated under the brand names “Joe’s Jeans,” “Joe’s,” “Joe’s JD” and “else” during that period (the “Joe’s Business”). On September 11, 2015, the Company sold certain of its operating and intellectual property assets related to the Joe’s Business to GBG USA Inc. (the “Operating Assets Purchaser”) and sold certain of the Company’s intellectual property assets related to the Joe’s Business to Joe’s Holdings LLC (collectively, the “Asset Sale”). From January 1, 2015 until the Asset Sale, the product line of the Joe’s Business included denim jeans, pants, shorts, dresses, skirts, shirts, sweaters, jackets and other apparel products and accessories. After the Asset Sale, the Company did not manufacture any products under the Joe’s Business, and purchased products from the Operating Assets Purchaser for sale at Joe’s® branded retail stores that the Company retained until the stores’ assignment or closure in the first quarter of 2016.  This Form SD does not cover the Company’s Robert Graham® products, as the Company did not acquire RG Parent LLC and its subsidiaries until the first quarter of 2016.

Following a review of the products described above, the Company determined that certain products that it contracted to be manufactured in the 2015 calendar year may contain trace amounts of tin or gold used for ornamental or decorative purposes. Based on discussions with and representation made by the relevant suppliers, however, the Company reasonably determined that such products did not have any such gold, tin, tantalum, or tungsten  that was necessary to their functionality or production. As such, the Company has determined that it is not subject to the reporting obligations of the Rule and is not required to file a Form SD or Conflict Minerals Report.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (each a “Forward-Looking Statement”). The words “will,” “intend,” “anticipate,” “believe,” “ensure,” “expect,” “if,” “estimate,” “project,” “foresee,” “predict,” “outlook,” “aim,” “could,” “should,” “potential,” “would,” “may,” “probable,” “likely” and similar expressions, and the negatives thereof, are intended to identify Forward-Looking Statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such Forward-Looking Statements. Important factors that could cause actual results and outcomes to differ materially from those expressed or forecasted in the Forward-Looking Statements include factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2015, filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 29, 2016, and other documents subsequently filed with or furnished to the Commission. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any Forward-Looking Statement, except as may be required by applicable law.

Item 1.02 Exhibit

Not applicable.

Section 2 — Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DIFFERENTIAL BRANDS GROUP INC.
(Registrant)

By:	/s/ Michael Buckley	May 27, 2016
	Michael Buckley Chief Executive Officer (Principal Executive Officer)	(Date)